
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 19, 2006

Mr. Brian A. Lutes
Chief Financial Officer and Treasurer
The Wornick Company
4701 Creek Road, Suite 200
Cincinnati, OH 42542

> **Re:** **The Wornick Company**
> **Form 10-K for the Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended April 1, 2006**
> **Filed May 16, 2006**
> **File No. 333-119336**

Dear Mr. Lutes:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 23

1.   You explain that you have included EBITDA and adjusted EBITDA in the filing because it provides information regarding your ability to service and/or incur debt Given your stated rationale for including the measure, it appears that you should revise to also include a table showing the computation of the relevant covenant ratios, compared to the covenant requirements for the period, and include a

discussion addressing the extent to which you have complied with your debt covenants. For further guidance please refer to Question #10 in the FAQ on non-GAAP measures located on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.	We note you have combined the audited financial statements of the Predecessor and Successor to arrive at amounts for the year ended December 31, 2004, and refer to the result as unaudited pro forma information. You proceed to state that the pro forma information provided "…does not purport to represent what [your] consolidated results of operations would have been if the Company had actually been formed on January 1, 2004, nor have [you] made any attempt to either include or exclude expenses or income that would have resulted had the acquisition actually occurred on January 1, 2004."

As noted in Article 11-02(a) of Regulation S-X, the objective of pro forma financial information is to provide investors with information regarding the continuing impact of a transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier date. Therefore, labeling the combined statements as pro forma and including the disclosure noted above is not consistent with the objective of pro forma financial information. Notwithstanding this observation, we also find your labeling to be inconsistent with the preparation of the financial information, as it does not reflect the results of the transaction as if it occurred at an earlier point in time. Further, MD&A should be based on historical results.

Given the method of compiling the information that you describe, and provided that you are able to justify the meaningfulness of the results, you may be able to label the amounts resulting from adding the successor and predecessor results for 2004 as "Non-GAAP Combined," while showing clearly the summation of predecessor and successor results.

Results of Operations, page 31

3.	To the extent fluctuations in your results of operations are due to the effects of purchase accounting, you should specifically identify and quantify the items to provide the reader with the impact of unusual items, and a sense of the indicative value that previous results have with respect to future results.

Other Information, page 41

4.   We note that on March 30, 2006 you were awarded a 25 percent share level of the MRE-26 to 30 DoD contract. Please disclose how this level of award compared to your expectations, related to similar activity reflected in your historical financial statements, and the reasonably likely impact to future operations.

Financial Statements, page F-1

Note 14 – Operating Segment Information, page F-20

5.   You explain that goodwill is not assigned to the operating segments, but rather is reported within corporate assets. Paragraph 34 of SFAS 142 requires goodwill to be assigned to one or more reporting units as of the acquisition date, for purposes of testing goodwill for impairment. Please tell us if you have allocated goodwill and tested it for impairment at the reporting unit level. If so, the guidance in paragraph 52(c) of SFAS 141 explains that if a company is required to disclose segment information in accordance with SFAS 131, then the amount of goodwill by reportable segment shall also be disclosed. If applicable, revise your disclosures to allocate goodwill to the respective reportable segments.

Form 10-Q for the Quarterly Period Ended April 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.   Within your discussion of restructuring activities, you refer readers to additional information in Note 11 of your financial statements. However, there is no Note 11 provided with the financial statements. Please revise your document to include the information referred to as being provided in Note 11 and correct any referencing discrepancies that may exist.

7.   You explain that a portion of the increase in other income (expense) is a result of additional amortization associated with the asset retirement obligations on machinery and equipment. Paragraph 14 of SFAS 143 requires that accretion expense be recorded as an operating item in the statement of income. As such, it appear that you may need to revise your financial statements and related disclosures to present the accretion of asset retirement obligations as a component of operating profit (loss) to comply with this guidance. If you conclude such a reclassification is not necessary because the amounts are not material, please provide us your analysis that led you to that conclusion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief